EXHIBIT 99.1

Lumenis Introduces the HoLEP Simulator and the PolyScope Disposable
Ureteroscope at American Urology Association 2009 Annual Meeting

April 23, 2009 – Santa Clara, CA, USA

Lumenis Inc., a subsidiary of Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today at the American Urological Association’s (AUA) annual show the introduction of a Holmium Laser Enucleation of the Prostate (HoLEP) training simulator and the PolyScope Disposable Ureteroscope1, a new flexible scope with enhanced vision and flexibility. These items support Lumenis’ continued commitment to new technology and training that advance the medical laser community.

Computer-Guided Interactive HoLEP Simulator

The abundance of clinical evidence suggests that HoLEP provides superior outcomes and long term durability in treating Benign Prostatic Hyperplasia (BPH) of all gland sizes2. There has been increasing interest from physicians to learn HoLEP. Dr. James Lingeman, Clinical Professor of Urology, Indiana University School of Medicine, stated, “The HoLEP simulator is the future of surgical training. This learning approach allows physicians to practice the procedure and first achieve a standard level of competence before operating live. This new training technology will benefit physicians and patients alike.”

There is a body of clinical evidence that shows that HoLEP provides superior treatment outcomes and is durable long-term. The training simulator is an effective tool that allows more physicians to be trained on the HoLEP procedure. “The clinical data supporting the superiority of the HoLEP procedure is significant,” says Mr. Dov Ofer, Chief Executive Officer of Lumenis. “Lumenis is committed to providing the state-of-the-art training tools so that more urologists can become proficient with the HoLEP procedure and make it available to patients worldwide.”

HoLEP is performed using Lumenis’ VersaPulse® PowerSuite™ laser with the VersaCut™ Morcellator system. Mr. Lloyd Diamond, General Manager of Lumenis’ Surgical Business stated, “PowerSuite was specifically designed to be a comprehensive clinical solution for urologists and their patients. It is truly a multi-purpose technology for the endoscopic treatment of stones, BPH, tumors and other soft tissue conditions. At this year’s AUA meeting we will be highlighting the breadth of treatment options offered.” At this year’s AUA meeting, Lumenis will have a series of presentations and demonstrations that will feature the HoLEP and the simulator. For details visit www.GetPowerSuite.com

1 PolyScope is not released for sale in the USA

2 2007, Ehab A. Elzayat, Mostafa M. Elhilali, European Urology, Holmium Laser Enucleation of the Prostate (HoLEP): Long-Term Results, Reoperation Rate, and Possible Impact of the Learning Curve

PolyScope Disposable Ureteroscope1

Lumenis will also display the PolyScope Disposable Ureteroscope at the AUA. Dr. Markus Bader, University of Munich, will present his initial experience with the PolyScope, and discuss scope utility and impact on clinical practice.

The PolyScope is an evolutionary step in flexible scope design incorporating a truly disposable ureteroscope with a reusable 10,000 pixel fiber optic. This unique concept solves many of the drawbacks encountered with the use of standard flexible scopes. Because the PolyScope is disposable, it eliminates costly repairs, possible scope contamination and sterilization issues that can be associated with traditional scopes.

“The total cost (purchase price, maintenance and repair) of using reusable flexible ureteroscopes is high and they must be repaired on a regular basis, ” said Dr. Markus Bader, Attending Physician / Associate Specialist University of Munich Hospital, Großhadern, “I also like the fact that because it is disposable, the PolyScope is always ready and I do not have to wait for a reusable scope to be sterilized.  My patients also like it when I tell them that the scope I will use has never been used on any other patient.”

        “The PolyScope is not just an important product for the flexible endoscopy market, but also for Lumenis,” stated Mr. Lloyd Diamond, General Manager of Lumenis’ Surgical Business. “Adding the PolyScope to our product offering creates entirely new market opportunities for Lumenis. The novel concept and design will provide a competitive foothold for Lumenis in this market. There are also tremendous marketing synergies with our current product line as we can now offer a unique delivery system for the use of our laser technology and other instruments that are commonly used in flexible ureteroscopy.”

Expert Physicians to Present in the Lumenis Booth at the AUA Meeting

Experienced thought-leading physicians will be at the Lumenis booth to present HoLAP and HoLEP and their own experiences using PowerSuite and PolyScope, including Drs. Mitchell Humphreys, Mayo Clinic-Scottsdale, Surendra Kumar, Oakwood Annapolis Hospital, Markus Bader, LMU University of Munich, and Scott Hubosky, Thomas Jefferson University. Presentations are scheduled throughout the duration of the AUA meeting. For a complete list of speaker presentations and other Lumenis events, visit Lumenis booth #4236 at the American Urology Association meeting in the McCormick Place Convention Center, April 25-30, 2009. Or visit www.GetPowerSuite.com to see a complete presentation schedule and register for Lumenis events.

About VersaPulse PowerSuite

The PowerSuite laser system, the first holmium laser cleared by the FDA for treatment of Benign Prostatic Hyperplasia (BPH), is also effective for surgical removal of stones, tumors and strictures. It offers a comprehensive solution for physicians and their patients. For more information about VersaPulse PowerSuite laser, log onto: www.surgical.lumenis.com

About Lumenis

Lumenis is Israel’s largest medical device company with more than 800 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. For more information about Lumenis and its products, log onto www.lumenis.com.

For further information contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis®, its logo, VersaPulse® PowerSuite™ and VersaCut™ Morcellator are trademarks or registered trademarks of the Lumenis Group of Companies.